August 21, 2025

Karen Hartje
Chief Financial Officer
Sezzle Inc.
700 Nicollet Mall
Suite 640
Minneapolis, MN 55402

       Re: Sezzle Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-41781
Dear Karen Hartje:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services